Darrel T. Anderson
Executive Vice President - Administrative Services
and Chief Financial Officer
IDACORP, Inc.
P.O. Box 70
Boise, Idaho 83707

September 20, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IDACORP, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 22, 2012
File No. 1-14465

Dear Mr. Thompson:

We refer to the comment letter, dated September 13, 2012, from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the IDACORP, Inc. (the “Company”) filing referenced above. We have set forth below the text of the Staff's comment in full, followed by the Company's response to the Staff's comment.

Item 8. Financial Statements and Supplementary Data, page 75

Notes to Consolidated Financial Statements, page 89

2. Income Taxes, page 93

1.
Please tell us why capitalized interest, repair allowance, removal costs, capitalized overhead costs and capitalized repair costs are treated as permanent differences in the reconciliation between the statutory income tax rate and the effective tax rate.

RESPONSE:

The Company's principal operating subsidiary, Idaho Power Company, is an electric utility subject to the provisions of Financial Accounting Standards Board Accounting Standards Codification ("ASC") 980, "Regulated Operations." As a regulated utility, Idaho Power Company is under the retail jurisdiction (as to rates, service, accounting, and other general matters of utility operation) of, among other governmental agencies, the Idaho Public Utilities Commission ("IPUC").

William H. Thompson
September 20, 2012

For entities with regulated operations, there are two methods of accounting for income taxes. The method applied by a rate-regulated utility is determined based upon the method approved by the utility's regulatory body for the purpose of establishing customer rates. The first method, referred to as “normalization,” is the income tax accounting prescribed by ASC 740 for all enterprises, where temporary book/tax differences do not impact the effective tax rate due to the provision for deferred income taxes. The second method, referred to as “flow-through,” is appropriate under ASC 980-740 and allows for a regulatory asset or liability to be recorded or adjusted rather than a provision for deferred taxes for prescribed temporary book/tax differences and, thus, results in the current income tax benefit or expense of such temporary book/tax differences impacting the effective income tax rate because deferred income taxes are not provided for the difference.
In Idaho, the Company's primary jurisdiction, the IPUC requires that the Company apply the flow-through method to utility plant-related book/tax adjustments unless normalization is required by federal income tax law. Therefore, the current income tax benefit or expense for utility plant temporary book/tax differences such as capitalized interest, repair allowance, removal costs, capitalized overhead costs, and capitalized repair costs cause differences between the statutory and effective tax rate and are presented as reconciliation items in the table reconciling the statutory income tax rate to the effective tax rate. This income tax accounting is described in the subsection entitled "Income Taxes" in Note 1 - "Summary of Significant Accounting Policies" to the consolidated financial statements included in the above referenced Annual Report on Form 10-K. In future filings, where applicable, the Company will consider whether a disclosure similar in nature to the applicable income tax disclosure in Note 1 to the consolidated financial statements, or a cross-reference thereto, should be included in Note 2 - "Income Taxes," and will include such disclosure as appropriate.
*****

In providing the foregoing response to the Staff's comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing response, please feel free to contact me at (208) 388-2650.

Very truly yours,

/s/ Darrel T. Anderson
Darrel T. Anderson
Executive Vice President -
Administrative Services and
Chief Financial Officer
cc:
Ta Tanisha Meadows, Staff Accountant
U.S. Securities and Exchange Commission

J. LaMont Keen, President and Chief Executive Officer
Rex Blackburn, Esq., Senior Vice President and General Counsel
Brian R. Buckham, Esq., Senior Counsel
IDACORP, Inc.

Audit Committee of the Board of Directors
IDACORP, Inc.